DYAX CORP.
55 Network Drive
Burlington, MA 01803

July 2, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C.  20549

Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Dyax Corp.
Form 10-K for the fiscal year ended December 31, 2012
Filed March 4, 2013
File No. 000-24537

Dear Mr. Rosenberg:

On behalf of Dyax Corp., we acknowledge the comments provided to Dyax from the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated June 28, 2013.  Pursuant to discussions with the Staff, we request an extension of 10 business days to respond to the letter and intend to provide our response via EDGAR on or before July 29, 2013.

Please contact me at (617) 250-5733 if you have any questions or require any additional information.

Very truly yours,

/s/George Migausky

George Migausky
Executive Vice President and Chief Financial Officer